UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INSPIRE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

457733103

(CUSIP Number)

Celia Colbert
Senior Vice President, Secretary, and
Assistant General Counsel
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, NJ 08889-0100
(908) 423-1000

Copies to:

David N. Shine
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
(212)  859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 5, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 457733103	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Merck & Co., Inc. 22-1918501
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 22,907,488
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 22,907,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,907,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 457733103	Page 3 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Monarch Transaction Corp. 45-1540007
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 22,907,488
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 22,907,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,907,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5%
14	TYPE OF REPORTING PERSON CO

ITEM 1.                      SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Inspire Pharmaceuticals, Inc., a Delaware corporation (“Inspire”), and the associated preferred stock purchase rights (the “Rights”, and together with the Common Stock, each, a “Share”, and collectively, the “Shares”).  The principal executive offices of Inspire are located at 8081 Arco Corporate Drive, Suite 400, Raleigh, North Carolina.

ITEM 2.                      IDENTITY AND BACKGROUND

(a)-(c), (f):  This Schedule 13D is being filed jointly on behalf of Merck & Co., Inc., a company formed under the laws of New Jersey (“Merck”), and Monarch Transaction Corp., a Delaware corporation and a wholly-owned subsidiary of Merck (“Purchaser”), pursuant to a joint filing agreement attached hereto as Exhibit 7.01.  Merck is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies, animal health, and consumer care products, which it markets directly and through its joint ventures.

Purchaser is a wholly-owned subsidiary of Merck, formed for the sole purpose of engaging in the transactions contemplated by the Merger Agreement (as defined below).

The address of Merck’s and Purchaser’s principal executive offices is One Merck Drive, Whitehouse Station, NJ 08889-0100.  The name, business address, citizenship and present principal occupation of each executive officer and director of Merck and Purchaser are set forth in Annex I and Annex II to this Schedule 13D, respectively, which are incorporated herein by reference.

(d)-(e):  During the five years prior to the date hereof, neither Merck or Purchaser nor, to the best knowledge of Merck and Purchaser, any person listed on Annex I or Annex II to this Schedule 13D, respectively, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Merck, Purchaser and Inspire have entered into a definitive Agreement and Plan of Merger, dated as of April 5, 2011 (as amended from time to time, the “Merger Agreement”).  Subject to the terms and conditions thereof, Merck will cause Purchaser to commence a tender offer (as it may be amended from time to time, the “Offer”) to purchase all the issued and outstanding Shares at a price per Share of $5.00 net to the seller in cash, without interest (such amount, or any higher amount per Share paid pursuant to the Offer in accordance with the Merger Agreement, the “Offer Price”).  As soon as practicable after the consummation of the Offer and satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Inspire (the “Merger”) and Inspire will become a wholly-owned subsidiary of the Merck (the “Surviving Corporation”).

As an inducement for Merck and Purchaser to enter into the Merger Agreement with Inspire, and in consideration thereof, Warburg Pincus Private Equity IX, L.P., a limited partnership organized under the laws of Delaware (“Warburg”) entered into a Tender and Support Agreement, dated as of April 5, 2011, with Merck and Purchaser (the “Tender and Support Agreement”).

For descriptions of the Merger Agreement and Tender and Support Agreement, see Item 4 below, which descriptions are incorporated herein by reference in response to this Item 3.  Such descriptions do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 7.02, and the Tender and Support Agreement, a copy of which is attached hereto as Exhibit 7.03, and which are incorporated herein by reference.  This Schedule 13D does not purport to amend, qualify, or in any way modify the Merger Agreement and the Tender and Support Agreement.

ITEM 4.                      PURPOSE OF TRANSACTION

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.  As stated above, the Tender and Support Agreement was entered into as an inducement for, and in consideration of, Merck and Purchaser entering into the Merger Agreement.

Merger Agreement

Upon the purchase of Shares pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, to the Inspire Board of Directors (the “Inspire Board”) that is in the same proportion as the Shares beneficially owned by Merck, Purchaser or any other subsidiary of Merck to the total number of Shares then outstanding. Purchaser currently intends, promptly after consummation of the Offer, to exercise this right and to designate new directors of Inspire from among (and possibly including all of) the following potential designees: Richard N. Kender, Steven Koehler, Mark E. McDonough, James McIntyre, Sean T. Mooney and George Shiebler. Each potential designee is a director, officer or employee of Merck. Merck and Purchaser would expect that such representation on the Inspire Board would permit Merck and Purchaser to exert substantial influence over Inspire’s conduct of its business and operations. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger pursuant to the Merger Agreement.  Purchaser’s directors immediately prior to the effective time of the Merger (the “Effective Time”) will be the initial directors of the Surviving Corporation.

The Merger Agreement provides that prior to the Effective Time, Inspire will cooperate with Merck and use its commercially reasonable efforts to take all actions and do all things reasonably necessary, proper or advisable under applicable laws and NASDAQ rules to enable the de-listing of the common stock of the Surviving Corporation from NASDAQ and the deregistration of the Common Stock under the Act as promptly as practicable after the Effective Time.

At the Effective Time and as a result of the Merger, (i) each share of Purchaser capital stock will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and (ii) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in treasury of Inspire and each share owned by Merck, Purchaser or Inspire, which will be cancelled, and any holder of Shares who properly demands appraisal of such Shares) will be canceled and extinguished and automatically converted into the right to receive an amount of cash equal to the Offer Price (the “Merger Consideration”).  The Merger Agreement provides that Inspire will take all reasonble steps necessary to provide that all options, whether vested or unvested, to purchase shares of Common Stock will become fully vested immediately prior to the acceptance for payment (the “Acceptance Time”) of all the Shares validly tendered and not properly withdrawn during the initial offering period (including extensions) and will be canceled as of the Acceptance Time in exchange for the right to receive, without interest, a lump sum cash amount (less any applicable withholding taxes) equal to the excess, if any, of the Offer Price over the per share exercise price of such option multiplied by the number of shares of Inspire Common Stock issuable upon exercise of such option. The Merger Agreement further provides that Inspire will take all reasonable steps necessary to provide that each outstanding award of restricted stock  units, whether vested or unvested, will become fully vested and all restrictions and conditions applicable thereto will lapse immediately prior to the Acceptance Time and be canceled as of the Acceptance Time and converted into the right to receive, without interest, a cash payment equal to the Offer Price (less any applicable withholding taxes).

At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended in its entirety as set forth in Exhibit C to the Merger Agreement, until thereafter amended as provided under the General Corporation Law of the State of Delaware.

Tender and Support Agreement

As an inducement to Merck and Purchaser entering into the Merger Agreement, and in consideration thereof, Warburg, Merck and Purchaser entered into the Tender and Support Agreement, whereby Warburg agreed, among other things, to tender its Shares in the Offer for the Offer Price and support any and all corporate action necessary to consummate the Merger, including granting Merck a limited irrevocable proxy to vote the Covered Shares (as defined below) in furtherance of the foregoing.  Merck and Purchaser did not pay any additional consideration to Warburg in connection with the execution and delivery of the Tender and Support Agreement.

Among other things, the Tender and Support Agreement provides that (i) Warburg, as of the date of the Tender and Support Agreement, is the beneficial owner of 22,907,488 Shares, or approximately twenty seven and one half percent (27.5%) of the outstanding Shares (“Covered Shares”), (ii) Warburg will vote all of the Covered Shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement and against any alternative proposal, (iii) Warburg will not sell, transfer, gift or otherwise dispose of any of the Covered Shares (other than to an affiliate, subsidiary, partner or member of Warburg) or grant any proxies or powers of attorney with respect to any of the Covered Shares in contravention of the obligations under the Tender and Support Agreement, and (iv) Warburg will not subject any Covered Shares to any pledges, liens or other encumbrances or arrangements.  Warburg has also agreed not to take any action, in its capacity as a stockholder of Inspire, that Inspire is prohibited from taking pursuant to Section 6.8 of the Merger Agreement.

Additionally, Warburg granted Merck an irrevocable option (the “Option”) to purchase Covered Shares at the Offer Price if (i) Purchaser acquires Shares pursuant to the Offer and (ii) Warburg fails to tender into the Offer all of the Covered Shares or withdraws the tender of any Covered Shares in breach of the Tender and Support Agreement.   Merck may exercise the Option at any time within the sixty (60) days following the date when the Option first becomes exercisable.

The Tender and Support Agreement will terminate upon the earlier of (i) the Effective Time, (ii) the date of any modification, waiver, change or amendment of the Offer or the Merger Agreement that results in (a) a decrease in the Offer Price or Merger Consideration or (b) a change in the form of consideration to be paid in the Offer or in the form of Merger Consideration, and (iii) the termination of the Merger Agreement in accordance with its terms.

Except as set forth in this Item 4, neither Merck and Purchaser nor, to Merck and Purchaser’s knowledge, any of the individuals referred to in Annex I and Annex II, to this Schedule 13D, respectively, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D.

The foregoing summaries of certain provisions of the Merger Agreement and the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 7.02, and the Tender and Support Agreement, a copy of which is attached hereto as Exhibit 7.03, and which are incorporated herein by reference in their entirety.  This Schedule 13D does not purport to amend, qualify, or in any way modify the Merger Agreement and the Tender and Support Agreement.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)   Pursuant to the Tender and Support Agreement, Merck and Purchaser may be deemed to have (i) beneficial ownership of Shares, (ii) shared power to vote or direct the vote of 22,907,488 Shares, or approximately twenty seven and one half percent (27.5%) of the Shares deemed to be outstanding pursuant to Rule 13d-3 of the Act, subject to the terms and conditions of the Tender and Support Agreement, and (iii) shared power to dispose or direct the disposition of  22,907,488 Shares, or approximately twenty seven and one half percent (27.5%) of the Shares deemed to be outstanding pursuant to Rule 13d-3 of the Act, subject to the terms and conditions of the Tender and Support Agreement.  Such percentage is based on the 83,292,192 shares of Common Stock outstanding as of April 1, 2011, as represented by Inspire in the Merger Agreement.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Merck and Purchaser that they are the beneficial owner of any of the Shares referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Apart from the terms and conditions set forth in the Tender and Support Agreement, Merck and Purchaser are not entitled to any rights of a stockholder of Inspire.  Merck does not, other than as specified in the Tender and Support Agreement, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of, Shares.

(c)  Except as set forth or incorporated herein, neither Merck and Purchaser nor, to Merck and Purchaser’s knowledge, any of the individuals referred to in Annex I and Annex II to this Schedule 13D, respectively, have effected any transaction in the Shares during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Merger Agreement and the Tender and Support Agreement, to the knowledge of Merck and Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Annex I and Annex II to this Schedule 13D, respectively, or between such persons and any other person with respect to the securities of Inspire, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

7.01	Joint Filing Agreement, dated as of April 15, 2011, by and among Merck and Purchaser.

7.02
Agreement and Plan of Merger, dated as of April 5, 2011, by and among Merck, Purchaser and Inspire (incorporated herein by reference to Exhibit 2.1 to Inspire’s Current Report on Form 8-K, File No. 001-31577, filed with the U.S. Securities and Exchange Commission on April 8, 2010).

7.03	Tender and Support Agreement, dated as of April 5, 2011, by and among Merck, Purchaser and Warburg.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2011	MERCK & CO., INC. By: /s/ Katie Fedosz
Name: Katie Fedosz Title: Senior Assistant Secretary

Date: April 15, 2011	MONARCH TRANSACTION CORP. By: /s/ Katie Fedosz
Name: Katie Fedosz Title: Assistant Secretary

ANNEX I

EXECUTIVE OFFICERS AND DIRECTORS OF MERCK & CO., INC.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Merck & Co., Inc. is set forth below.

Name (Citizenship)	Business Address	Principal Occupation
Kenneth C. Frazier (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	President and Chief Executive Officer / Director, Merck & Co., Inc.
Adele D. Ambrose (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Senior Vice President and Chief Communications Officer, Merck & Co., Inc.
Richard S. Bowles III (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Executive Vice President and Chief Compliance Officer, Merck & Co., Inc.
John Canan (Canada)	One Merck Drive, Whitehouse Station, N. J. 08889	Senior Vice President Finance-Global Controller, Merck & Co., Inc.
Willie A. Deese (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Executive Vice President and President, Merck Manufacturing Division (“MMD”), Merck & Co., Inc.
Mirian M. Graddick-Weir (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Executive Vice President, Human Resources, Merck & Co., Inc.
Bridgette P. Heller (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Executive Vice President and President, Merck Consumer Care, Merck & Co., Inc.
Peter N. Kellogg (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Executive Vice President and Chief Financial Officer, Merck & Co., Inc.
Peter S. Kim (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Executive Vice President and President, Merck Research Laboratories, Merck & Co., Inc.
Raul E. Kohan (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Executive Vice President and President, Animal Health, Merck & Co., Inc.
Bruce N. Kuhlik (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Executive Vice President and General Counsel, Merck & Co., Inc.
Michael Rosenblatt, M.D. (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Executive Vice President and Chief Medical Officer, Merck & Co., Inc.
J. Chris Scalet (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Executive Vice President, Global Services, and Chief Information Officer, Merck & Co., Inc.
Adam H. Schechter (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Executive Vice President and President, Global Human Health, Merck & Co., Inc.
Mervyn Turner (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Chief Strategy Officer and Senior Vice President, Merck Research Laboratories, Merck & Co., Inc.
Richard T. Clark (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889	Chairman of the Board of Directors, Merck & Co., Inc.
Leslie A. Brun (United States of America)	435 Devon Park Drive, 700 Building, Wayne, PA 19087	Chairman and Chief Executive Officer, SARR Group, LLC
Thomas R. Cech (United States of America)	University of Colorado, University Chemistry Building 215, Boulder, CO 80309-0215	Investigator, Howard Hughes Medical Institute and Faculty, University of Colorado.
Thomas H. Glocer (United States of America)	3 Times Square, 30th Floor, New York, NY 10036	Chief Executive Officer, Thomson Reuters Corporation
Steven F. Goldstone (United States of America)	445 Main Street, Ridgefield, CT 06877	Managing Partner, Silver Spring Group
William B. Harrison, Jr. (United States of America)	277 Park Avenue, 35th Floor, New York, NY 10172-0003	Retired Chairman of the Board, JPMorgan Chase & Co.
Harry R. Jacobson (United States of America)	3401 West End Avenue, Nashville, TN 37203	Vice Chancellor, Health Affairs, Emeritus, Vanderbilt University
William N. Kelley (United States of America)	421 Curie Blvd., Philadelphia, PA 19104-6160	Professor of Medicine, Biochemistry and Biophysics, University of Pennsylvania School of Medicine
C. Robert Kidder (United States of America)	191 West Nationwide Boulevard, Suite 600, Columbus, OH 43215	Chairman and Chief Executive Officer, 3Stone Advisors LLC
Rochelle B. Lazarus (United States of America)	636 11th Avenue, New York, NY 10036-2010	Chairman, Ogilvy & Mather Worldwide
Carlos E. Represas (Mexico and Spain)	Av. Ejercito Nacional No. 453, Colonia Granada, 11520 Mexico, D.F., Mexico	Retired Chairman, Grupo Nestle Mexico
Patricia F. Russo (United States of America)	600 Mountain Avenue, Murray Hill, NJ 07974	Retired Chief Executive Officer and Director, Alcatel-Lucent
Thomas E. Shenk (United States of America)	Washington Road, Princeton, NJ 08544-1014	Elkins Professor, Department of Molecular Biology, Princeton University
Anne M. Tatlock (United States of America)	c/o Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889	Retired Chairman of the Board, Fiduciary Trust Company International
Craig B. Thompson (United States of America)	Memorial Sloan-Kettering Cancer Center, 1275 York Avenue, New York, NY 10065	President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center and Professor of Medicine at the University of Pennsylvania School of Medicine
Wendell P. Weeks (United States of America)	1 Riverfront Plaza, Corning, NY 14831-0001	President, Chairman and Chief Executive Officer, Corning Incorporated
Peter C. Wendell (United States of America)	2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025-7072	Managing Director, Sierra Ventures

ANNEX II

EXECUTIVE OFFICERS AND DIRECTORS OF MONARCH TRANSACTION CORP.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Monarch Transaction Corp. is set forth below.

Name (Citizenship)	Business Address	Principal Occupation
Richard N. Kender (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889-0100	Senior Vice President, Business Development & Corporate Licensing, Merck & Co., Inc.
Mark E. McDonough (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889-0100	Vice President and Treasurer, Merck & Co., Inc.
Sean T. Mooney (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889-0100	Assistant Treasurer, Merck & Co., Inc.
Jon Filderman (United States of America)	One Merck Drive, Whitehouse Station, N. J. 08889-0100	Managing Counsel - Corporate Legal Group, Merck & Co., Inc.
Katie E. Fedosz (United States of America and Poland)	One Merck Drive, Whitehouse Station, N. J. 08889-0100	Senior Assistant Secretary, Merck & Co., Inc.